Exhibit (a)(5)(C)

NEWS

For Immediate Release

AAR CORP. Provides an Update to its Restructuring Activities

WOOD DALE, Illinois, May 26, 2015 — AAR CORP. (NYSE: AIR) announced earlier today that it completed the “modified Dutch auction” tender offer to purchase shares of its common stock for an aggregate cash purchase price of $135 million.  With the execution of the tender the Company expects to retire 4.2 million shares at $31.90 per share, leaving a fully diluted share count of 34.9 million shares as it enters the First Quarter of Fiscal Year 2016.

“We entered Fiscal Year 2015 with a three phase plan to streamline and focus the Company on aviation and expeditionary services and to return capital to shareholders,” said David P. Storch, Chairman and Chief Executive Officer of AAR.  “The first phase of this transformation was the sale of the Telair Cargo Group allowing us to focus our capital and resources towards our industry leading services business.”

Storch continued, “In the second phase we are using the proceeds from the sale to pay down our debt (reducing our interest expense by $25 million per year) and to return capital to our shareholders by buying shares through this tender offer.  Following through on our announced strategy, we will be divesting our Precision Machining business and selling other assets that are no longer a part of our strategy going forward.  These include certain aircraft and inventory no longer required by our airlift business, aircraft in our lease portfolio, as well as inventory in our supply chain and MRO businesses that is excess to our needs or where we are exiting certain product lines. Excluding the sale of Precision Machining, we expect to generate $55-$70 million in cash from these actions and incur $55-$70 million in charges in the Fourth Quarter.  We anticipate some of the asset sales to continue in the First Quarter of our Fiscal Year 2016.  We have also taken action to reduce our corporate costs by approximately $8 million per year.”

Storch concluded, “As we enter the third phase of building a best in class aviation and expeditionary services company we find ourselves in a strong financial position to build out our strategy as we have improved our leverage profile and our cash on hand plus unused capacity is in excess of $500 million.  We expect to invest opportunistically in expanding our service, supply chain and mission critical operational capabilities to expand our leadership positions.”

About AAR

AAR is a global aerospace and defense company that employs more than 5,000 people in over 20 countries. Based in Wood Dale, Illinois, AAR supports commercial, government and defense customers through two operating segments: Aviation Services and Expeditionary Services. AAR’s Aviation Services include inventory management; parts supply; OEM parts distribution; aircraft maintenance, repair and overhaul; and component repair. AAR’s Expeditionary Services include airlift operations; mobility systems; and command and control centers in support of military and humanitarian missions. More information can be found at www.aarcorp.com.

Contact: John C. Fortson, Vice President, Chief Financial Officer and Treasurer | (630) 227-2075 | john.fortson@aarcorp.com.

This press release contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on beliefs of Company management, as well as assumptions and estimates based on information currently available to the Company, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, including those factors discussed under Item 1A, entitled “Risk Factors”, included in the Company’s Form 10-K for the fiscal year ended May 31, 2014. Should one or more of these risks or uncertainties materialize adversely, or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those described.  These events and uncertainties are difficult or impossible to predict accurately and many are beyond the Company’s control.  The Company assumes no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. For additional information, see the comments included in AAR’s filings with the Securities and Exchange Commission.